Exhibit 99.1

Envigado, February 26, 2025

PROPOSAL OF AMENDMENT TO THE RULES OF PROCEDURE FOR THE GENERAL SHAREHOLDERS’ MEETING

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”), in accordance with the call to the ordinary meeting in person of the General Shareholders’ Meeting that was published on February 24, after the necessary processes and authorizations for such purpose, informs its shareholders and the market in general about the proposal to amend the Rules of Procedure for the General Shareholders’ Meeting that will be submitted for consideration by the General Shareholders’ Meeting, at the meeting to be held on Thursday, March 27, 2025 at 9:00 a.m., at the Company’s headquarters located in the municipality Envigado, Antioquia.

The text of the aforementioned proposal is attached below.

PROPOSAL OF AMENDMENT TO THE RULES OF PROCEDURE FOR THE GENERAL SHAREHOLDERS MEETING

In line with the proposal to amend the Company’s Bylaws, the following proposal to amend the Regulations of the General Shareholders’ Meeting is submitted to the consideration of the General Shareholders’ Meeting for its corresponding approval.

Original article	Text Proposal	Justification

2.1.1 Rules of Procedure for the Company’s General Meeting of Shareholders

Artícle 1. - Composition.

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws.

The General Meeting of Shareholders must be attended by the Company CEO and, whenever possible, all the members of the Board of Directors or, in their absence, the Chairman of the Board of Directors and the Chairmen of the Audit and Risk Committee and of any committees that may exist.

2.1.1 Rules of Procedure for the Company’s General Meeting of Shareholders

Artícle 1. - Composition.

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws and in the law.

The General Meeting of Shareholders must be attended by the Chief Legal Representantive of the Company ~~CEO and~~, ~~whenever possible~~, all the members of the Board of Directors, ~~or, in their absence, the Chairman of the Board of Directors~~ and the Chairmen of the Audit and Risk Committee and of any committees that may exist by any means that guarantees their attendance..

The expression “and in the law” is included in order to align the different corporate governance documents with the regulations applicable to the company.

Likewise, the attendance to the Assembly is adjusted in line with the provisions of Measure No. 12.1 of the Country Code Survey of Financial Superintendence of Colombia (“SFC”)

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Article 2-. CEO and General Counsel

The General Meetings of Shareholders shall be chaired by the Company CEO and the Chairman of the Company’s Board of Directors shall act as the Deputy Chairman.In the absence of this, the meetings will be chaired by the Chief Operating Officer and in the absence of this, by the Chairman of the Board of Directors. The Secretary of the General Meeting of Shareholders shall be the Company’s General Counsel.

The Board of the General Meeting of Shareholders is comprised of the Company CEO, the Chairman of the Board of Directors and the Secretary of the General Meeting of Shareholders

Article 2-. CEO and General Counsel.

The General Meetings of Shareholders shall be chaired by the Chief Legal Representantive of the Company ~~CEO~~ and the Chairman of the Company’s Board of Directors shall act as the Deputy Chairman.In the absence of this, the meetings will be chaired by ~~the Chief Operating Officer and in the absence of this, by the~~ Chairman of the Board of Directors. The General Counsel of the General Meeting of Shareholders shall be the Company’s General Counsel.

The Board of the General Meeting of Shareholders is comprised of the Chief Legal Representantive of the Company ~~CEO~~, the Chairman of the Board of Directors and the General Counsel.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, considering the changes in the internal structure of the Company, the reference to the Retail Colombia Operating President is eliminated.

In line with the above, by eliminating the role of Retail Colombia Operating President, the person who shall preside over the Shareholders’ Meeting in the absence of the Chief Legal Representative shall be the Chairman of the Board of Directors.

Article 3-. Reports

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Company’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors.

Article 3-. Reports

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Chief Legal Representantive of the Company or whoever he may designate for such purpose~~’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors~~

~~b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or whoever the Board of Director may designate.~~

The name of President is replaced by that of Chief Legal Representative, separating it from a specific position within the Company.

Likewise, it is incorporated that the Management Report shall be presented by the Chief Legal Representative of the Company or whoever he/she may designate for such purpose.

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b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or whoever the Board of Director may designate.

c) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial Vice-President of the Company or whomever his/her designates.

d) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the Chairman of the Audit and Risk Committee and the chairmen of the Board of Directors Committees that may exist may report to the General Shareholders Meeting specific aspects of the work carried out by the respective Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Audit and Risk Committee and Committees that may exist during the year.

b~~c~~) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial and Administration Vice-President of the Company or whomever his/her designates.

dc) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the Chairman of the Audit and Risk Committee and the chairmen of the Board of Directors Committees that may exist may report to the General Shareholders Meeting specific aspects of the work carried out by the respective Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Audit and Risk Committee and Committees that may exist during the year.

Likewise, in line with the reform to the Corporate Governance Code approved by the Audit and Risk Committee and the Board of Directors in their joint session of January 28, 2025, the Corporate Governance Report will be approved by the Board of Directors, after a favorable opinion from the Committee, in order to publish it to the market and on the Company’s corporate website prior to the publication of the Country Code Survey of the Financial Superintendency of Colombia.

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Article 4-. Meetings

The General Meeting of Shareholders shall have ordinary and extraordinary sessions:

4.1. Ordinary Meetings:

They shall be held once (1) a year by March thirty-one (31), following announcement by the Board of Directors or the Company CEO, in order to examine the Company’s situation, appoint the Administrators and other officers of their choice, consider the accounts and balance sheets of the last fiscal year, decide on profit distribution and agree on all the decisions to ensure fulfillment of the corporate purpose. If it is not announced, and as long as the current law contemplates the possibility of holding 4 Corporate Governance Code Almacenes Éxito S.A. meetings in its own right, the General Meeting of Shareholders may meet in its own right on the first business day of April at ten o’clock in the morning (10:00 am) at its headquarters where the administrative offices are located, and it shall meet and decide validly with a plural number of persons, regardless of the number of shares represented.

Article 4-. Meetings

The General Meeting of Shareholders shall have ordinary and extraordinary sessions:

4.1. Ordinary Meetings:

They shall be held once (1) a year by March thirty-one (31), following announcement by the Board of Directors or Chief Legal Representantive of the Company ~~CEO~~, ~~in order to examine the Company’s situation, appoint the Administrators and other officers of their choice, consider the accounts and balance sheets of the last fiscal year, decide on profit distribution and agree on all the decisions to ensure fulfillment of the corporate purpose~~. If it is not announced, and as long as the current law contemplates the possibility of holding 4 Corporate Governance Code Almacenes Éxito S.A. meetings in its own right, the General Meeting of Shareholders may meet in its own right on the first business day of April at ten o’clock in the morning (10:00 am) at its headquarters where the administrative offices are located, and it shall meet and decide validly with a plural number of shareholders in accordance with the rules established in the Company’s bylaws regarding quorum ~~persons~~, ~~regardless of the number of shares represented.~~

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, in order to provide greater clarity and avoid conflicting regulations, the provisions regarding the purpose of the General Shareholders’ Meeting are eliminated, since such purpose is already regulated in Article 29 of the Company’s Bylaws.

Likewise, the expression “persons” is replaced by “shareholders” in order to clarify that only the number of shareholders will be taken into account to determine the quorum necessary to meet and deliberate in accordance with the rules set forth in the Bylaws.

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4.2. Extraordinary Meetings:

They shall be held when required due to unforeseen or urgent needs of the Company, following announcement by the Board of Directors, by resolution approved with legal and statutory majorities, the CEO or Statutory Auditor, either on their own initiative or at the request of a number of Shareholders representing ten percent (10%) or more of the capital stock. If the announcement is requested by a plural number of shareholders, the announcement will be subject to the following rules:

●    Shareholders requesting the announcement must send a communication addressed to the Board of Directors, the CEO or the Statutory Auditor, as applicable, with a copy to the General Secretary of the Company, in which they must indicate (a) the name of the shareholders requesting the announcement, (b) the number of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting that would be included in the announcement, and (d ) the justification of the proposals that will be submitted to the consideration of the General Shareholders’ Assembly meeting so that said justification is made available to the shareholders on the Company’s website during the term of the announcement for the Assembly. Once the request is sent, the shareholders who sent it may not modify the proposed agenda, unless the Company agrees to it. Shareholders who sent the announcement request may withdraw the announcement at any time before it is published. Shareholders who have requested an announcement under the provisions of this article, may not request a new announcement until the Company has ruled on their pending announcement request.

4.2. Extraordinary Meetings:

They shall be held when required due to unforeseen or urgent needs of the Company, following announcement by the Board of Directors, by resolution approved with legal and statutory majorities, the Chief Legal Representantive of the Company ~~CEO~~ or Statutory Auditor, either on their own initiative or at the request of a number of Shareholders representing ten percent (10%) or more of the capital stock. If the announcement is requested by a plural number of shareholders, the announcement will be subject to the following rules:

●    Shareholders requesting the announcement must send a communication addressed to the Board of Directors, the Chief Legal Representantive of the Company ~~CEO~~ or the Statutory Auditor, as applicable, with a copy to the General Counsel of the Company in which they must indicate (a) the name of the shareholders requesting the announcement, (b) the number of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting that would be included in the announcement, and (d ) the justification of the proposals that will be submitted to the consideration of the General Shareholders’ Assembly meeting so that said justification is made available to the shareholders on the Company’s website during the term of the announcement for the Assembly. Once the request is sent, the shareholders who sent it may not modify the proposed agenda, unless the Company agrees to it. Shareholders who sent the announcement request may withdraw the announcement at any time before it is published. Shareholders who have requested an announcement under the provisions of this article, may not request a new announcement until the Company has ruled on their pending announcement request.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, in order to avoid making references to articles that do not correspond, the wording of article twenty is modified to that of the Company’s Bylaws.

Finally, the content of the notice of Extraordinary Meetings is modified to include the date, time and place of the meeting, since such information is considered relevant for the Shareholders.

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●    The call will include the date of the meeting, which may not be earlier than the fifteenth (15) business day or later than the forty-fifth (45) business day following the date of receipt of the call request, as defined by the body to which the request was submitted.

●    The meeting will take place at the address within the registered office that the body authorized to announce includes in the respective announcement. If the meeting is called by the Statutory Auditor, the meeting will take place where meetings take place in their own right, unless the Statutory Auditor and the CEO of the Company agree to another place within the registered office.

●    Shareholders who request the announcement shall try not to include on the agenda issues that: (a) cannot be debated or approved in an extraordinary Assembly, (b) imply a usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information that is not part of the information available to shareholders during the right of inspection prior to the Assembly meetings in which end-of-year balances must be considered, or (e) addresses matters that were debated by the Assembly within the three (3) months prior to the date of request of the announcement, except in the case of removing members of the board of directors or approve a social responsibility action.

●    The call will include the date of the meeting, which may not be earlier than the fifteenth (15) business day or later than the forty-fifth (45) business day following the date of receipt of the call request, as defined by the body to which the request was submitted.

●    The meeting will take place at the address within the registered office that the body authorized to announce includes in the respective announcement. If the meeting is called by the Statutory Auditor, the meeting will take place where meetings take place in their own right, unless the Statutory Auditor and the Chief Legal Representantive of the Company agree to another place within the registered office.

●    Shareholders who request the announcement shall try not to include on the agenda issues that: (a) cannot be debated or approved in an extraordinary Assembly, (b) imply a usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information that is not part of the information available to shareholders during the right of inspection prior to the Assembly meetings in which end-of-year balances must be considered, or (e) addresses matters that were debated by the Assembly within the three (3) months prior to the date of request of the announcement, except in the case of removing members of the board of directors or approve a social responsibility action.

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●    During the annoucement period, the Board of Directors will meet and evaluate the suitability of each of the items on the agenda to be included in the announcement. The report of the Board of Directors, together with the indication of the way in which the members of the Board of Directors voted, will be published on the Company’s website before the date of the Assembly meeting.

As a general rule, the announcement will be made in advance not less than fifteen (15) calendar days, without prejudice to compliance with legal regulations, by one of the means indicated in article twenty, and the agenda shall necessarily be inserted in the announcement of the meeting. Except where there are legal provisions to the contrary, extraordinary sessions of the General Meeting of Shareholders cannot deal with topics that are not included in the agenda indicated in the announcement of the meeting, unless decided by the majority of the shares represented at the meeting, once the end of the agenda has been reached.

●    During the annoucement period, the Board of Directors will meet and evaluate the suitability of each of the items on the agenda to be included in the announcement. The report of the Board of Directors, together with the indication of the way in which the members of the Board of Directors voted, will be published on the Company’s website before the date of the Assembly meeting.

As a general rule, the announcement will be made in advance not less than fifteen (15) calendar days, without prejudice to compliance with legal regulations, by one of the means indicated in the Bylaws~~article twenty~~, ~~and the agenda shall necessarily be inserted in~~ the announcement of the meeting shall include the date, time and place of the meeting and, necessarily, the agenda. Except where there are legal provisions to the contrary, extraordinary sessions of the General Meeting of Shareholders cannot deal with topics that are not included in the agenda indicated in the announcement of the meeting, unless decided by the majority of the shares represented at the meeting, once the end of the agenda has been reached.

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Article 5-. Announcement

Ordinary sessions of the General Meeting of Shareholders shall be announced at least thirty (30) calendar days in advance, and extraordinary sessions shall be announced no less than fifteen (15) calendar days in advance, notwithstanding compliance with the legal rules.

In addition, and notwithstanding the term for announcement set forth for Ordinary General Meetings, in the case of meetings with a special announcement to consider projects related to a merger, spin-off or transformation of the Company, or the voluntary cancellation of the listing of its shares on the National Securities Registry or on the Securities Exchange, the announcement shall be made at least fifteen (15) business days in advance.

At the same time as the announcement, or at least fifteen (15) calendar days prior to the meeting, Shareholders shall be provided with the agreement proposals that the Board of Directors will submit to the General Meeting of Shareholders for each item on the agenda.

Article 5-. Announcement

Ordinary sessions of the General Meeting of Shareholders shall be announced at least thirty (30) calendar days in advance, and extraordinary sessions shall be announced no less than fifteen (15) calendar days in advance, notwithstanding compliance with the legal rules.

In addition, and notwithstanding the term for announcement set forth for Ordinary General Meetings, in the case of meetings with a special announcement to consider projects related to a merger, spin-off or transformation of the Company, or the voluntary cancellation of the listing of its shares on the National Securities Registry or on the Securities Exchange, the announcement shall be made at least fifteen (15) business days in advance.

At the same time as the announcement, or at least fifteen (15) calendar days prior to the meeting, Shareholders shall be provided with the agreement proposals that the Board of Directors will submit to the General Meeting of Shareholders for each item on the agenda.

In line with the foregoing, the content of the call to the Meeting is modified to include the date, time and place.

Likewise, an adjustment is made with respect to the means by which the notice of the Meeting will be communicated in order to align such regulation with the means currently available to the company to issue the notice of the Meeting.

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The announcement of the meeting shall mention the following: (i) the term in which the documents that, in accordance with the legal regulations, are to be made available to the Shareholders in order for them to exercise their right of inspection, will be made available at the administrative offices of the headquarters, as well as the term in which the agreement proposals from the Board of Directors and the Administration shall be published on the Company website regarding each of the items on the agenda; (ii) the term for Shareholders to ask questions, request additions to the agenda or make agreement proposals regarding the items contained therein; (iii) the fact that the Board of Directors and the Administrators shall refrain from submitting for consideration by the General Meeting of Shareholders any item that is not included on the agenda published with the announcement of the meeting; and (iv) the warning about the possibility of exercising the right to withdraw when appropriate.

When it is intended to discuss the increase in the authorized capital or decrease the subscribed capital, the respective item must be included in the agenda provided with the announcement. In these cases, the Company Administrators shall prepare a report regarding the reasons for the proposal, which must be made available to the Shareholders at the Company’s administrative offices, during the term provided for the right of inspection.

The announcement of the meeting shall mention the following: (i) the term in which the documents that, in accordance with the legal regulations, are to be made available to the Shareholders in order for them to exercise their right of inspection, will be made available at the administrative offices of the headquarters, as well as the term in which the agreement proposals from the Board of Directors and the Administration shall be published on the Company website regarding each of the items on the agenda; (ii) the term for Shareholders to ask questions, request additions to the agenda or make agreement proposals regarding the items contained therein; (iii) the fact that the Board of Directors and the Administrators shall refrain from submitting for consideration by the General Meeting of Shareholders any item that is not included on the agenda published with the announcement of the meeting; and (iv) the warning about the possibility of exercising the right to withdraw when appropriate.

When it is intended to discuss the increase in the authorized capital or decrease the subscribed capital, the respective item must be included in the agenda provided with the announcement. In these cases, the Company Administrators shall prepare a report regarding the reasons for the proposal, which must be made available to the Shareholders at the Company’s administrative offices, during the term provided for the right of inspection.

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The announcement shall contain the agenda for the meeting, indicating each of the topics to be subject to discussion, and shall be communicated to the Shareholders by any of the following means: (i) Letter or written communication sent to the address registered by each Shareholder with the Company or Depósito Centralizado de Valores to be noted in the Share Ledger in charge of said entity; (ii) Personal notification signed by each and every one of the Shareholders; (iii) Notice published in a widely circulated newspaper where the Company headquarters are located. In addition, the announcement shall be published on the Company website and all other electronic means available, along with the documents and information associated with each item on the meeting’s agenda.

The agenda shall specifically list the content of the topics to be discussed and in no case shall any generic statements be made that do not permit the detailed knowledge of the matter to be discussed.

In order to calculate the terms of the announcement, whether in business days or calendar days, as applicable, the day on which it is sent or published, as well as the day of the meeting, shall not be counted.

The announcement shall contain the date, time place and the agenda for the meeting, indicating each of the topics to be subject to discussion, and shall be communicated to the Shareholders by any of the following means: (i) Letter or written communication sent to the ~~address registered by each Shareholder with the Company or~~ Depósito Centralizado de Valores to be noted in the Share Ledger in charge of said entity; (ii) ~~Personal notification signed by each and every one of the Shareholders; (iii)~~ Notice published (digital or physical) in a widely circulated newspaper where the Company headquarters are located. or (iii Notices ~~. In addition, the announcement shall be~~ published on the Company website ~~and all other electronic means available, along with the documents and information associated with each item on the meeting’s agenda.~~

The agenda shall specifically list the content of the topics to be discussed and in no case shall any generic statements be made that do not permit the detailed knowledge of the matter to be discussed.

In order to calculate the terms of the announcement, whether in business days or calendar days, as applicable, the day on which it is sent or published, as well as the day of the meeting, shall not be counted.

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Article 13-. Voting Rules

In the actions to be taken and votes to be cast by the General Meeting of Shareholders, the following rules shall be observed:

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8. In the event of amendment of the Company Bylaws, each article or group of articles substantially related to each other shall be voted on separately, except when a Shareholder or group of Shareholders holding at least five percent (5%) of the share capital requests that it be voted on separately during the General Meeting. Likewise, the bylaws amendments may be voted on as a whole, and not separately for each article or group of articles, when approved by the General Shareholders Meeting with an absolute majority of votes.

To facilitate the voting process, Shareholders who wish to make a record of their abstention, or vote against or in opposition to the agreements reached by the General Meeting of Shareholders shall be requested to submit this decision in writing and sign it prior to their intervention to the Secretary of the General Meeting of Shareholders.

Article 13-. Voting Rules

In the actions to be taken and votes to be cast by the General Meeting of Shareholders, the following rules shall be observed:

(…)…

8. In the event of amendment of the Company Bylaws, each article or group of articles substantially independents~~related to each other~~. In any case an articucle shall be voted ~~on~~ separately, ~~except when~~ if any ~~a~~ Shareholder or group of Shareholders holding at least five percent (5%) of the share capital ~~requests~~  so requests.~~that it be voted on separately~~ during the General Meeting. ~~Likewise, the bylaws amendments may be voted on as a whole, and not separately for each article or group of articles, when approved by the General Shareholders Meeting with an absolute majority of votes.~~

To facilitate the voting process, Shareholders who wish to make a record of their abstention, or vote against or in opposition to the agreements reached by the General Meeting of Shareholders shall be requested to submit this decision in writing and sign it prior to their intervention to the General Counsel of the General Meeting of Shareholders..

The wording is adjusted as recommended by the Financial Superintendency of Colombian, adopting verbatim the Country Code measure No. 10.6.

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Article 15-. Functions and Responsibilities of the General Meeting of Shareholders.

The General Meeting of Shareholders shall have the functions established in Article 29 of the Company Bylaws, namely:

a) Freely elect and remove members of the Board of Directors, the Statutory Auditor and the respective alternates, and approve the succession policy for these positions, when applicable, which shall be proposed by the Board of Directors.

b) Approve the general policy for the remuneration of Board members and, if proposed by the Board of Directors, define the general framework in which the Board itself may grant a variable remuneration component for Senior Management to be obtained based on the performance of Company shares on the market.

c) Examine the reports that must be made by the Board of Directors and the CEO on an annual basis, or when required by the General Meeting of Shareholders, and as a result, approve, reject or amend the corresponding financial statements and disclosures that, pursuant to legal regulation, they must submit for its consideration

d) Appoint from among its members a plural commission to study the accounts, financial statements and other reports of this kind, when they have not be approved, and report to the General Meeting of Shareholders within the term indicated thereby for this purpose.

Article 15-. Functions and Responsibilities of the General Meeting of Shareholders.

The General Meeting of Shareholders shall have the functions established in Article 29 of the Company Bylaws, namely:

a) Freely elect and remove members of the Board of Directors, the Statutory Auditor and the respective alternates, and approve the succession policy for these positions, when applicable, which shall be proposed by the Board of Directors.

b) Approve the general policy for the remuneration of Board members and, if proposed by the Board of Directors, define the general framework in which the Board itself may grant a variable remuneration component for Senior Management to be obtained based on the performance of Company shares on the market.

c) Examine the reports that must be made by the Board of Directors and the Chief Legal Representantive on an annual basis, or when required by the General Meeting of Shareholders, and as a result, approve, reject or amend the corresponding financial statements and disclosures that, pursuant to legal regulation, they must submit for its consideration

d) Appoint from among its members a plural commission to study the accounts, financial statements and other reports of this kind, when they have not be approved, and report to the General Meeting of Shareholders within the term indicated thereby for this purpose.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Finally, although the donations approved by the General Shareholders’ Meeting are understood to be voluntary or occasional reserves, in order to provide clarity to the Shareholders, the power to allocate amounts for donations is expressly included, and while the resources remain, they may only be used for the purposes approved by the General Shareholders’ Meeting.

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e) Consider the reports of the Board of Directors and the CEO regarding the status of the corporate business, disclosures, accounting data and statistics required by law; the proposals submitted by the Board of Directors with the financial statements; and the Statutory Auditor’s report

f) Dispose of the profits established pursuant to the statements of financial position and income, once they have been approved, in compliance with the legal provisions and the regulations of the Company Bylaws. In exercise of this power, it may create or increase voluntary or occasional reserves for a specific purpose, and set the amount of the dividend, as well as the form and term of its payment.

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m) In the event of dissolution of the Company, appoint one or more liquidators, and an alternate for each of them, dismiss them, set their remuneration, give them the orders and instructions required for settlement, and approve their accounts. Until this is done and the appointment of the liquidator and the alternate is registered, the Company CEO shall have this function when the Company begins the settlement process, and his/her alternates shall be those who, on that date, are his/her alternates, in their order..

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e) Consider the reports of the Board of Directors and the Chief Legal Representantive ~~CEO~~ regarding the status of the corporate business, disclosures, accounting data and statistics required by law; the proposals submitted by the Board of Directors with the financial statements; and the Statutory Auditor’s report

f) Dispose of the profits established pursuant to the statements of financial position and income, once they have been approved, in compliance with the legal provisions and the regulations of the Company Bylaws. In exercise of this power, it may create or increase voluntary or occasional reserves for a specific purpose, designate amount for donations, and set the amount of the dividend, as well as the form and term of its payment. The quotas for donations approved by the General Assembly shall subsist until they are exhausted.

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m) In the event of dissolution of the Company, appoint one or more liquidators, and an alternate for each of them, dismiss them, set their remuneration, give them the orders and instructions required for settlement, and approve their accounts. Until this is done and the appointment of the liquidator and the alternate is registered, the Chief Legal Representantive of the Company ~~CEO~~ shall have this function when the Company begins the settlement process, and his/her alternates shall be those who, on that date, are his/her alternates, in their order.

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Article 16-. Delegation

The General Meeting of Shareholders may delegate some of its functions to the Board of Directors or the Company CEO in specific cases or for a specific period of time, provided that they can be delegated by their nature and their delegation is not forbidden. However, the functions contained in subsections a), b), f), g), i) and k) of Article 15 herein shall be deemed exclusive functions of the General Meeting of Shareholders and, therefore, may not be delegated.

Article 16-. Delegation

The General Meeting of Shareholders may delegate some of its functions to the Board of Directors or the Chief Legal Representantive of the Company ~~CEO~~ in specific cases or for a specific period of time, provided that they can be delegated by their nature and their delegation is not forbidden. However, the functions contained in subsections a), b), f), g), i) and k) of Article 15 herein shall be deemed exclusive functions of the General Meeting of Shareholders and, therefore, may not be delegated.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Article 23. Prohibitions of the Company’s Shareholders.

The following are prohibitions of the Company’s Shareholders:

a) Request Privileged Information of the Company, or regarding its commercial secrets, except for that expressly authorized by the Company’s Board of Directors or the CEO, under the terms of the law and in the opportunities expressly established in the regulations. This authorization will be granted only in those cases that warrant it, do not cause harm to the Company or imply inequitable treatment to shareholders and for purposes other than speculation.

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Article 23. Prohibitions of the Company’s Shareholders.

The following are prohibitions of the Company’s Shareholders:

a) Request Privileged Information of the Company, or regarding its commercial secrets, except for that expressly authorized by the Company’s Board of Directors or the Chief Legal Representantive ~~CEO~~, under the terms of the law and in the opportunities expressly established in the regulations. This authorization will be granted only in those cases that warrant it, do not cause harm to the Company or imply inequitable treatment to shareholders and for purposes other than speculation.

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The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.